Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.          Name and Address of Company

Orla Mining Ltd. (“Orla” or the “Company”)

Suite 2020, 666 Burrard Street

Vancouver, BC, V6C 2X8

2.          Date of Material Change

February 19, 2026

3.          News Release

A news release with respect to the material change referred to in this report was disseminated through various approved public media and filed on SEDAR+ on February 19, 2026.

4.         Summary of Material Change

On February 19, 2026, the Company announced the results of a preliminary economic assessment (the “PEA” or the “Study”) for the underground project (the “Project”) at the Company’s Camino Rojo mine (“Camino Rojo”). The PEA evaluates the technical and economic potential of a stand-alone, underground development project beneath the existing Camino Rojo open pit operation and outlines a potential pathway toward development of a larger-scale and long-life underground mining operation and processing facility.

5.          Full Description of Material Change

5.1        Full Description of Material Change

On February 19, 2026, the Company announced the results of the PEA for the Project. The PEA evaluates the technical and economic potential of a stand-alone, underground development project beneath the existing Camino Rojo open pit operation and outlines a potential pathway toward development of a larger-scale and long-life underground mining operation and processing facility.

All amounts expressed in U.S. dollars unless otherwise stated.

Table 1: Camino Rojo Underground PEA

PEA Summary (Average / Total LOM)	Units	Values
Throughput Target – ROM Avg Per Day	tpd	8,000
Mineral Resources Projected Feed	M tonnes	37.2
Mineral Resources Projected Feed Gold Grade	g/t Au	2.70
Mineral Resources Projected Feed Silver Grade	g/t Ag	11.5
Mineral Resources Projected Feed Zinc Grade	% Zn	0.39
Mineral Resources Projected Feed Gold Equivalent Grade	g/t AuEq	2.86
Contained Gold in Feed	M ounces	3.22
Contained Gold Equivalent in Feed	M ounces	3.42
Mine Life	years	17
Average Gold Recovery to Concentrate	%	87%
Total Gold Production	M ounces	2.80
Total Gold Equivalent Production	M ounces	2.97
Total Payable Gold	M ounces	2.48
Total Payable Gold Equivalent	M ounces	2.61

PEA Summary (Average Year 1 to Year 10)	Units	Values
Average Annual Gold Production	k ounces	215
Average Annual Gold Equivalent Production	k ounces	228
Average Annual Payable Gold	k ounces	190
Average Annual Payable Gold Equivalent	k ounces	201

Operating Costs (Average LOM)	Units	Values
Processing Plant	$/t processed	$11.23
Paste Plant	$/t processed	$6.09
Tailings Storage Facility (“TSF”)	$/t processed	$0.51
Mining	$/t processed	$47.51
G&A	$/t processed	$5.43
Total Operating Costs	$/t processed	$71
Total Cash Cost[1]	$/ounce Au	$1,067
AISC[1]	$/oz Au payable	$1,339

Capital Costs	Units	Values
Processing Plant	$million	306.0
Paste Plant (Initial Cement Rock Fill “CRF” Facilities)	$million	5.8
Tailing Storage Facility	$million	6.2
Mine Development	$million	203.2
Contingency	$million	86.8
Total Initial Capital Cost	$million	608.1

Financial Evaluation (Base Case)	Units	Values
Gold Price Assumption	$/ounce Au	$3,100
Silver Price Assumption	$/ounce Ag	$37.50
Zinc Price Assumption	$/lbs	$1.20
IRR, Pre-Tax	%	47.7%
IRR, After-Tax	%	30.2%
NPV @ 5% (Pre-Tax)	$million	$2,351
NPV @ 5% (After-Tax)	$million	$1,275
Pay-Back Period (After-Tax)	years	3.2

Table 2: PEA Economic Sensitivity Analysis

Gold Price ($/oz)	$2,000	$2,500	$3,100	$3,500	$4,000	$5,000 (Spot)
Silver Price ($/oz)	$24.19	30.24	$37.50	$42.34	$48.39	$75.00
After-Tax NPV5% ($M)	$104	$638	$1,275	$1,700	$2,231	$3,342
After-Tax IRR (%)	7.7%	19.0%	30.2%	37.1%	45.2%	61.2%
Payback (years)	7.9	4.8	3.2	2.6	2.1	1.5

Note: Gold equivalent (AuEq) reflects total metal presented on an equivalent basis. The Company uses conversion ratios for calculating gold equivalent for its silver and zinc production, which are calculated by multiplying the volumes of silver and zinc by the respective assumed metal prices, recoveries (varies), and dividing the resulting figure by assumed gold price. The following metal prices and recoveries (averaged) were used:

•                  Gold: $3,100/oz and 87% recovery

•                  Silver: $37.50/oz and 75% recovery

•                  Zinc: $1.20/lb and 40% recovery

The PEA is preliminary in nature, it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The PEA has been completed independent of the Camino Rojo open pit project and is treated as a completely separate development project.

The PEA will be included as a standalone development option as part of a broader technical report for Camino Rojo (the “Technical Report”) prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which will also include updates to the existing open pit oxide heap leach operation, which is the Company’s primary focus. The Technical Report will also include further details on qualifications, assumptions, exclusions and risks that relate to the information included in this material change report, including the Mineral Resource and Mineral Reserve estimates.

PEA Overview

The PEA was prepared by a team of independent industry experts who are Qualified Persons under NI 43-101, led by DRA Global (“DRA”) and supported by Entech Mining (“Entech”), SLR Consultants and RMS (“SLR”), and Blue Coast Research (“BCR”). See Table 7 below for further details on Qualified Persons and responsibilities.

The PEA was completed using base case commodity prices of $3,100/oz gold, $37.50/oz silver, and $1.20/lb zinc, and evaluates the Project supported by an 8,000 tonnes per day (“tpd”) processing plant which includes crushing, SAG and ball mill grinding, and selective flotation circuits designed to produce three saleable concentrates (gold, zinc, pyrite). The Study has been completed as a stand-alone underground development case and does not integrate the existing oxide heap leach operation.

The Mineral Resources at Camino Rojo comprises open pit Measured and Indicated Mineral Resource (including stockpile) of 42.9 million tonnes at 0.70 grams per tonne (“g/t”) gold, resulting in an estimated 0.96 million ounces of gold (1.04 million of ounces of gold equivalent). The Camino Rojo open pit Inferred Mineral Resource totals 1.6 million tonnes at 0.74 g/t gold, resulting in an estimated 0.04 million ounces of gold (0.04 million of ounces of gold equivalent). The Project underground Measured and Indicated Mineral Resource of 49.3 million tonnes at 2.53 g/t, resulting in an estimated 4.01 million ounces of gold (4.27 million of ounces of gold equivalent). The Project underground Inferred Mineral Resource totals 4.2 million tonnes at 2.50 g/t gold, resulting in an estimated 0.34 million ounces of gold (0.38 million of ounces of gold equivalent). Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

Further details on the Mineral Resource estimates are provided below under “Mineral Resource Summary”.

Mining Overview

The PEA contemplates a stand-alone underground mining operation accessed through a single portal and developed through two primary ramps. The mine design incorporates cemented rockfill during pre-production and transitions to paste backfill during steady-state operations to optimize ground support and stope sequencing.

Mining is primarily longitudinal with a central retreat strategy, dividing wider mineralized zones into multiple horizons. Larger stopes are designed to support higher and more stable production rates while concurrent mining of multiple lenses provides operational flexibility and consistent production. Multi-face development is planned to occur in advance of full production to ensure mining readiness and an efficient ramp-up.

The projected feed contemplated in the PEA includes a Measured and Indicated Mineral Resources of 33.0 million tonnes at 2.80 g/t resulting in an estimated 2.97 million ounces of gold (3.16 million of ounces of gold equivalent), an Inferred Mineral Resources of 2.8 million tonnes at 2.81 g/t resulting in an estimated 0.25 million ounces of gold (0.27 million of ounces of gold equivalent) and an additional 1.4 million tonnes of diluting material included within mineable shapes.

Metallurgy & Processing Overview

Geometallurgical modelling of the Camino Rojo underground Mineral Resources identified six domains captured into three categories: Non-Refractory, Refractory, and Zone 22. Refractory zones represent approximately 80% of the tonnage and the material therein is not amendable to direct cyanidation.

Earlier concepts and Mineral Resource estimates contemplated pre-treatment of the refractory material (pressure oxidation) prior to cyanidation. The Study assumes concentrate production and sale as the preferred approach, supported by an independent concentrate market assessment which reviewed current market conditions, payables, and treatment terms relevant to the concentrates considered in the PEA. As a result, the sale of three concentrates (pyrite, gold, zinc) has been evaluated in the PEA, with further metallurgical optimization and market studies to be advanced during the next phase of studies.

The process plant is designed for a nominal throughput of 8,000 tpd, operating 24 hours per day with an assumed availability of 92%. Average gold recovered in concentrate across all domains is estimated at 87% of the gold contained in the mined ore.

The flowsheet considers primary crushing followed by crushed material stockpiling and reclaim. Grinding will consist of primary and secondary stages, featuring a SAG mill with pebble crushing, and a ball mill operating in closed circuit with hydro-cyclones. Selective flotation circuits (carbon flotation, gold flotation, zinc flotation, and arsenopyrite flotation) will produce separate gold, zinc, and pyrite concentrates, which will be filtered prior to storage and load-out. A carbon flotation stage has been considered to remove high organic carbon material and reduce downstream reagent consumption, improving overall process efficiency.

The pyrite concentrate will be transported in bulk, and the gold and zinc concentrates will be containerized for shipping.

Tailings will be thickened and directed to a paste backfill plant for filtration and to provide the underground mining operation with paste backfill. Surplus filtered tailings will be directed to a dry-stack tailings storage facility.

See Appendix for an illustration of the PEA flowsheet.

Concentrate Market Assessment

An assessment of current market conditions for gold-bearing pyrite, gold, and zinc concentrates was conducted as part of the PEA by an independent concentrate marketing advisor. The assessment included a review of treatment and refining charges, payable terms, impurity thresholds, and transportation costs for concentrates with similar metallurgical characteristics. The analysis also considered recent market transactions and long-term demand trends for sulphide concentrates.

Based on this review, the PEA incorporates payable assumptions and treatment terms consistent with current market conditions for comparable concentrates. While concentrate markets remain subject to variability in metal prices, treatment charges, and smelter capacity, the Study assumes commercially reasonable terms supported by the independent assessment.

Orla intends to continue advancing concentrate market assessments and discussions in parallel with metallurgical optimization and optimization studies through 2026.

Mineral Resource Projected Feed – Production Profile

Over the first 10-years of the mine life, the average annual gold and gold equivalent production in concentrate is projected to be 215,000 ounces and 228,000 ounces, respectively, and the average annual payable gold and payable gold equivalent is projected to be 190,000 ounces and 201,000 ounces, respectively. An annual PEA Underground Life of Mine (“LOM”) Summary is presented in Appendix.

Figure 1: PEA Life of Mine Recovered Gold and Gold Equivalent Production Profile

Capital Costs Overview

The initial capital cost estimate for the Project totals $608.1 million (excluding value-added tax), has been developed in accordance with AACE Class 4 standards, and has an estimated accuracy range of ±30–40%. The estimate is based on actual pricing for major equipment, estimated installation costs, and benchmarked inputs for direct and indirect construction costs.

The estimate assumes contractor-performed development mining and is configured as a stand-alone underground development adjacent to the existing heap leach operation. The estimate also includes provisions for a new powerline and associated infrastructure to support the estimated power demand.

Consistent with a Class 4 estimate, growth and provisional allowances have been considered and included throughout the estimate, and then a contingency averaging 17% of the total initial capital cost was applied across the entire estimate.

The initial capital cost estimate excludes escalation, pre-construction expenditures (including PFS and feasibility study work), permitting, and the pre-development exploration decline. The exploration decline is estimated to cost between $100 million and $150 million over an approximately three-year period and is intended as a staged de-risking initiative prior to a future construction decision.

Table 3: Initial Capital Cost Summary (excl. value added tax)

Capital Costs	Values ($M)
Processing Plant	306.0
Paste Plant (Initial CRF)	5.8
Tailing Storage Facility	6.2
Mine Development	203.2
Contingency	86.8
Total Initial Capital Cost	608.1

Sustaining capital1 over the life of mine is estimated at $489.0 million, primarily related to ongoing underground mine development and paste backfill infrastructure, with an additional $30.0 million allocated for closure and rehabilitation costs.

Table 4: Sustaining Capital Cost Summary (excl. value added tax)

Sustaining Capital Costs	Values ($M)
Processing Plant	64.5
Paste Plant	71.1
Tailing Storage Facility	9.2
Mine Development	344.2
Total Sustaining Capital Cost	489.0
Closure and Rehabilitation	30.0

Operating Costs Overview

Operating costs were estimated by DRA (process, infrastructure), SLR (tailings storage facility, paste backfill plant) and Entech (mining).

Mining costs are based on contractor rates derived from comparable underground operations and are applied to scheduled production physicals from detailed mine planning models.

Processing and paste plant operating costs were developed using industry standard unit rates applicable to precious metals processing plants.

Quantities and cost inputs were developed from multiple sources, including:

•	Metallurgical test work results;
•	Supplier quotations;
•	Energy pricing assumptions provided by Orla;
•	DRA and SLR benchmark and historical cost data; and
•	First-principles calculations for key consumables, including grinding media and reagents.

Labour costs were estimated using existing Camino Rojo workforce data and industry labour surveys. Processing labour cost assumptions reflect a primarily national and local workforce, while mining labour cost assumptions include a limited number of expatriate roles during early operations to support training and ramp up, and then a transition to a national and local workforce.

Operating cost estimates are consistent with an AACE Class 4 level of accuracy, with an expected range of ±30–40%.

These cost assumptions underpin the projected LOM AISC of $1,339/oz Au payable, supporting the Project’s strong margin profile across all evaluated gold price scenarios.

Table 5: Operating Cost Summary

Operating Cost	LOM Costs	LOM Costs	LOM Costs
	($M)	($/t Processed)	($/oz Au Payable)
Processing Plant	417.6	11.23	169
Paste Plant	226.4	6.09	91
TSF	19.0	0.51	8
UG Mining	1,767.1	47.51	713
G&A	202.0	5.43	82
Total Operating Costs	2,632.2	70.77	1,062
Freight and TC/RC	438.0	11.77	177
By-product Credits	(425.4)	(11.44)	(172)
Total Cash Costs	2,644.8	71.10	1,067
Royalties	153.4	4.12	62
Sustaining Capital	489.0	13.15	197
Closure Cost	30.0	0.81	12
AISC[1]	3,317.2	89.18	1,339

1 Sustaining capital is a-GAAP measures. The Project does not currently have operations and therefore does not have historical equivalent measures to compare to and cannot perform a reconciliation of this non-GAAP financial performance measure. See “Non-GAAP Measures” below.

Next Steps

•	Advance the Project towards a PFS, targeted for completion during 2027.
•	Develop an exploration decline to support underground exploration drilling commencing as early as 2026, subject to the approval of the environmental assessment permit application (Manifestación de Impacto Ambiental, “MIA") submitted in November 2024, and the accompanying change of land use permit (Cambio de Uso de Suelo, “CUS”)
•	Implement a staged underground drilling program advancing alongside ramp development commencing in 2027. Build geotechnical, metallurgical, and resource confidence ahead of a construction decision.
•	Continue permitting process for the underground operations (baseline data collection and studies)

Mineral Resource Summary

The Mineral Resources estimate shown here has an effective date of September 30, 2025. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources.

Table 6: MCR Mineral Resources

Operation	Resource Type	Category	Kt	Average Grade				Contained Metal				NSR Cut-Off Grade ($/t)
				Gold (g/t)	Silver (g/t)	Zn (ppm)*	AuEq (g/t)	000 oz Au	000 oz Ag	million lb Zn	000 oz AuEq
Open Pit	Heap Leach	Measured	2,768	0.79	16.21	-	0.85	71	1,442	-	76	8.44
		Indicated	37,309	0.69	13.10	-	0.74	823	15,708	-	893
		M&I	40,077	0.69	13.31	-	0.75	893	17,151	-	969
		Inferred	1,523	0.74	12.26	-	0.80	36	600	-	39
	Mill	Measured	0	-	-	-	-	-	-	-	-	14.06
		Indicated	2,213	0.85	8.91	3,947	0.94	60	634	19	67
		M&I	2,213	0.85	8.91	3,947	0.94	60	634	19	67
		Inferred	71	0.85	8.69	2,951	0.95	2	20	0	2
	Total	Measured	2,768	0.79	16.21	-	0.85	71	1,442	0	76	8.44 to 14.06
		Indicated	39,522	0.69	12.86	221	0.76	883	16,342	19	960
		M&I	42,290	0.70	13.08	207	0.76	953	17,785	19	1,036
		Inferred	1,594	0.74	12.10	131	0.80	38	620	0	41
Underground Project	Heap Leach	Measured	0	-	-	-	-	-	-	-	-	57 to 66
		Indicated	3,298	2.54	12.23	-	2.66	269	1,297	-	282
		M&I	3,298	2.54	12.23	-	2.66	269	1,297	-	282
		Inferred	198	2.39	14.62	-	2.53	15	93	-	16
	Mill	Measured	0	-	-	-	-	-	-	-	-	63 to 72
		Indicated	45,965	2.53	11.28	3,783	2.7	3,745	16,674	383	3,985
		M&I	45,965	2.53	11.28	3,783	2.7	3,745	16,674	383	3,985
		Inferred	3,974	2.51	10.95	6,613	2.82	321	1,398	58	360
	Total	Measured	0	-	-	-	-	-	-	-	-	57 to 72
		Indicated	49,263	2.53	11.35	3,530	2.69	4,014	17,971	383	4,267
		M&I	49,263	2.53	11.35	3,530	2.69	4,014	17,971	383	4,267
		Inferred	4,172	2.50	11.12	6,299	2.80	336	1,491	58	376
Stockpiles**		Measured	588	0.34	20.25	-	0.34	6	383	-	6	(0.21 g/t Au)
		Indicated	0	-	-	-	-	-	-	-	-
		M&I	588	0.34	20.25	-	0.34	6	383	-	6
		Inferred	0	-	-	-	-	-	-	-	-
		Total	588	0.34	20.25	-	0.34	6	383	-	6
Total		Measured	3,355	0.71	16.91	-	0.76	77	1,825	-	82	8.44 to 72
		Indicated	88,785	1.71	12.02	2,057	1.83	4,897	34,313	402	5,227
		M&I	92,141	1.68	12.20	1,982	1.79	4,974	36,138	402	5,309
		Inferred	5,766	2.02	11.39	4,594	2.25	374	2,111	58	417

Notes:

1.	Definitions from the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources & Mineral Reserves adopted by the CIM Council on May 10, 2014 (the “CIM Definition Standards”) were followed for estimating Mineral Resources.
2.	Mineral Resources are estimated in the optimized pit shell at a net smelter return (“NSR”) cut-off value of $8.44/t for leach material and $14.06/t for Mill material, while the underground reporting shapes are using a NSR cut-off value for long-hole stoping of $57/t for heap leach material and $63/t for mill material were applied. For cut-and-fill mining, NSR cut-off values of $66/t for heap leach material and $72/t for mill material were used.
3.	Mineral Resources are estimated using a long-term price of $2,800 per ounce for gold, $33 per ounce for silver, and $1.25 per pound for zinc, with an US$:C$ exchange rate of 1:1.34.
4.	Stockpiles are using a cut-off grade of 0.21 g/t Au based on a long-term price of $2,300 per ounce gold, with an US$:C$ exchange rate of 1:1.34.
5.	Bulk density varies from 2.40 t/m3 to 2.67 t/m3 for the mineralization and estimation domains and 2.0 t/m3 for the overburden.
6.	Metallurgical recoveries vary according to geometallurgical domains and process type (Leach or Mill) and are either a constant or formula based. Heap leach recoveries range from 40% to 70% for gold and 11% to 34% for silver. For mill flotation concentrate, recoveries range from 80% to 89% for gold, 52% to 86% for silver, and 87% to 90% for zinc; zinc recovery is assumed to be 0% for the Transition and S1a_CAR geometallurgical domains.
7.	The NSR is calculated by material type with the following formulas:

Heap Leach Material NSR ($/t) = (Au grade (g/t) x (((2,800-1.69) x Au recovery Heap Leach x 0.999 x (1-0.03)) / 31.103477)) + (Ag grade (g/t) x (((33-1.69) x Ag recovery Heap Leach x 0.98 x (1-0.03)) / 31.103477))

Mill Material NSR ($/t) = (Au NSP ($/g Au) x Au grade (g/t)) + (Ag NSP ($/g Ag) x Ag grade (g/t)) + (Zn NSP ($/g Zn) x Zn grade (ppm))

8.	The gold equivalent (AuEq) by material types are calculated with the following formulas, including the recoveries in Item 5:

Heap Leach Material AuEq = Au grade (g/t) + (Ag NSP ($/g) / Au NSP ($/g) x Ag grade (g/t)).

Mill Material AuEq = Au grade (g/t) + (Ag NSP ($/g) / Au NSP ($/g) x Ag grade (g/t)) + ((Zn NSP ($/lb) x 2,204.62 / 100 / Au NSP ($/g)) x Zn grade (ppm) / 10,000)).

9.	Mineral Resources are constrained by an optimized resource pit shell and underground resource panels with a minimum mining width of 2 m for long-hole stoping and 5 m for cut-and-fill.
10.	Mineral Resources are inclusive of Mineral Reserves.
11.	Numbers may not add due to rounding.
12.	Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

* Zinc is only considered in the Mill scenario, and its grade is averaged over the final total numbers.

** AuEq depends on net smelter price (“NSP”) parameters that vary by geometallurigcal domain, which cannot be defined for stockpiled material. Instead of a calculated AuEq value, the stockpiles use the Au value for the AuEq, which does not include the contribution from Ag.

Significant Upside Growth Opportunities for Discoveries and Mine Life Extensions

Since 2020, Orla has completed more than 110,000 metres of near mine drilling at Camino Rojo, advancing the project from a large open pit concept to a targeted underground development supported by 4 Moz Au in Measured and Indicated Mineral Resources. Drilling oriented in the opposite azimuth to historical campaigns generated a critical complementary dataset that strengthened the geological and resource models, delineated higher-grade zones, extended mineralization at depth, and ultimately led to the discovery of Zone 22.

The updated Mineral Resource includes 331 koz of gold in the Measured and Indicated category and 110 koz of gold in the Inferred category (382 koz AuEq and 135 koz AuEq, respectively) within Zone 22. This represents 8.2% of the Measured and Indicated category and 32.7% of the Inferred category of the global Mineral Resources, indicating that the mineralized system remains open at depth and highlighting the potential for further expansion. Recent deeper drilling confirms that the Zone 22 system, located entirely below the Caracol Formation, continues into limestone hosted polymetallic (Au-Ag-Zn ± Cu ± Pb) mineralization, with the deposit remaining open at depth and along strike. Selective deeper exploration and planned underground definition drilling aim to further refine mineralization definition and increase confidence (derisking) in potential economic zones.

Development Phase Drilling to Advance and Derisk the Underground Project

Currently, the planned drilling for 2026 aims to collect geotechnical, hydrological, and metallurgical data supporting technical studies and underground design. Following expected permit approval in 2026, ramp development will be paired with a staged underground definition drilling program to progressively derisk the Project.

Definition drilling, planned for H2 2027, will target 15–25 metre spacing from footwall drill bays to upgrade resources to Measured Mineral Resources category, refine geometallurgical domains, define mineralization boundaries, and support bulk sampling. This phased approach will strengthen the geological model and increase resource confidence ahead of full underground mining.

Data Verification & QA/QC

Marie-Christine Gosselin, P.Geo., Senior Resource Geologist at SLR Consulting (Canada) Ltd and the Qualified Person for the Camino Rojo Mineral Resource estimate, visited the site from January 22 to 25, 2024. During the visit, collar locations were verified, along with core storage, security, and sampling procedures. Core from both mineralized and unmineralized zones was examined. The database was reviewed and considered suitable for Mineral Resource estimation. Sampling and assay data from the drill core are monitored through a quality assurance–quality control (“QA/QC”) program designed to follow industry best practices.

Technical Report

Additional supporting details regarding the information in this material change report will be included in the Technical Report. The Technical Report will be prepared in accordance with NI 43-101 and filed on SEDAR+ and EDGAR under the Company’s profile at www.sedarplus.ca and www.sec.gov, respectively, within 45 days of the news release issued on February 19, 2026. It will include further details on qualifications, assumptions, exclusions and risks that relate to the details of the news release issued on February 19, 2026, including the underground PEA as a separate, walled-off development option, Mineral Resource estimate (open pit and underground) and Mineral Reserve estimate for the current open pit Camino Rojo operations. The Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context.

Qualified Persons Statement

The scientific and technical information in this material change report related to the Study were provided, reviewed and approved by the authors listed in Table 7, who are Qualified Persons as defined under NI 43-101.

All other scientific and technical information in this material change report was also reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, and Mr. Sylvain Guerard, P. Geo., Senior Vice President, Exploration of the Company, who are Qualified Persons as defined under NI 43-101.

Table 7: Camino Rojo PEA Qualified Person

QP Name	Company	Qualification	Main Area of Responsibility
Andrew Boushy	DRA Americas Inc. (DRA)	P.Eng.	Lead author, infrastructure, costing (except mining) and economic analysis
Marie-Christine Gosselin	SLR Consulting (Canada) Ltd. (SLR)	P.Geo.	Mineral Resources
Andrew Kelly	Blue Coast Research Ltd (BCR)	P.Eng.	Metallurgical testing
David Frost	DRA Americas Inc. (DRA)	FAusIMM	Recovery methods – Process plant
Patrick McCann	Entech Mining Ltd. (Entech)	P.Eng.	Mining methods and mining costs
James (Jim) Theriault	SLR Consulting (Canada) Ltd. (SLR)	P.Eng.	TSF, waste and water management
Luis Vasquez	SLR Consulting (Canada) Ltd. (SLR)	P.Eng.	Environmental, permitting, and social
Frank Palkovits	RMS, part of SLR Consulting (Canada) Ltd. (SLR)	P.Eng.	Paste backfill plant

Cautionary Statement Regarding the PEA

The reader is advised that the PEA summarized in this material change report is only a conceptual study of the potential viability of the Project, and the economic and technical viability of the Project and its estimated Mineral Resources has not been demonstrated. The PEA is preliminary in nature and provides only an initial, high-level review of the Project’s potential and design options; there is no certainty that the PEA will be realized. The PEA conceptual mine plan and economic model include numerous assumptions and Mineral Resource estimates including Inferred Mineral Resource estimates. Inferred Mineral Resource estimates are considered to be too speculative geologically to have any economic considerations applied to such estimates. There is no guarantee that Inferred Mineral Resource estimates will be converted to Indicated or Measured Mineral Resources, or that Indicated or Measured Mineral Resources can be converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability, and as such there is no guarantee the Project economics described herein will be achieved. Mineral Resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant risks, uncertainties and other factors, as more particularly described herein and to be described in the Technical Report.

In accordance with applicable Canadian securities laws, all Mineral Resource estimates disclosed or referenced in this material change report have been prepared in accordance with the disclosure standards of and have been classified in accordance with CIM’s “Definition Standards for Mineral Resources and Reserves”. Under Canadian securities rules, estimates of Inferred Mineral Resources may not form the basis of an economic analysis, except for a preliminary economic assessment as defined under NI 43-101. Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists or is economically or legally mineable.

5.2        Disclosure for Restructuring Transactions

Not applicable.

6.          Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.          Omitted Information

Not applicable.

8.          Executive Officer

The name of the executive officer of the Company who is knowledgeable about the material change and this report is:

Jason Simpson

President and Chief Executive Officer

Tel: 604-564-1852

9.          Date of Report

February 23, 2026

Appendix

Camino Rojo PEA Process Flowsheet

GRINDING
CARBON PRE-FLOTATION
TAILINGS FROM CARBON PRE-FLOAT
GOLD FLOTATION
TAILINGS FROM GOLD FLOTATION
ZINC FLOTATION
TAILINGS FROM ZINC FLOTATION
PYRITE FLOTATION
TAILINGS
TAILINGS FROM PYRITE FLOTATION
FLOC
GOLD CONCENTRATE
PYRITE CONCENTRATE
ORLA MINING
DRA
DRA Americas INC
REVISIONS
A1

Camino Rojo PEA Underground LOM

	Units	Total	Y-2	Y-1	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13	Y14	Y15	Y16	Y17	Y18-20

Total Projected Plant Feed	Mt	37.2			2.9	2.6	2.9	2.9	2.9	2.9	2.9	3.1	2.8	2.9	2.4	1.9	1.7	1.1	0.7	0.3	0.0
Gold Grade	g/t	2.70			2.48	2.61	2.67	2.46	2.77	2.80	2.75	2.65	2.73	2.66	2.77	2.82	2.77	2.99	2.84	2.88	2.22
Silver Grade	g/t	11.5			11.5	13.2	12.7	11.9	11.7	10.9	12.1	11.3	12.2	11.7	10.7	9.3	10.1	10.8	8.2	6.5	9.2
Zinc Grade	%	0.39			0.37	0.40	0.38	0.37	0.36	0.35	0.38	0.38	0.42	0.39	0.47	0.43	0.43	0.40	0.34	0.26	0.31
		-			-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Contained Gold	K oz	3,223			233	222	249	231	260	263	259	267	243	248	215	174	154	109	68	27	2
Contained Silver	K oz	13,705			1,081	1,121	1,180	1,118	1,101	1,025	1,133	1,137	1,090	1,094	832	572	560	395	197	61	7
Contained Zinc	M lbs	319.2			24.1	23.5	24.0	24.1	23.2	22.5	24.5	26.0	25.9	24.7	24.9	18.0	16.4	9.9	5.6	1.7	0.2
Contained Gold Equivalent	K oz	3,423			248	236	264	247	275	277	274	284	259	264	230	184	164	116	72	28	2

Recovered Gold	K oz	2,796			204	190	216	202	226	229	226	231	210	213	185	150	133	95	60	23	2
Recovered Silver	K oz	10,231			823	798	865	849	828	763	862	849	811	813	625	424	412	305	152	48	6
Recovered Zinc	M lbs	127.5			8.0	6.4	7.2	8.0	7.5	7.0	8.2	10.9	9.7	10.6	14.5	10.3	8.9	5.8	3.8	0.8	0.1
Recovered Gold Equivalent	K oz	2,969			217	202	229	216	239	240	240	245	224	227	198	159	141	101	63	24	2

Payable Gold	K oz	2,478			181	167	191	180	201	202	201	205	186	189	164	133	118	85	53	21	1
Payable Silver	K oz	8,404			676	653	711	698	681	627	709	697	664	667	513	349	338	252	125	39	5
Payable Zinc	M lbs	91.9			5.8	4.6	5.2	5.8	5.4	5.0	5.9	7.9	7.0	7.6	10.4	7.4	6.4	4.2	2.7	0.6	0.0
Payable Gold Equivalent	K oz	2,615			192	177	202	190	211	212	211	216	197	200	175	140	124	89	56	22	1

Total Cash Cost*	$ M	2,645	-	-	176	180	205	204	204	208	209	207	187	193	163	142	130	94	76	47	20
Cash Cost	$/oz Au	1,067	-	-	970	1,076	1,072	1,137	1,016	1,026	1,041	1,013	1,001	1,020	989	1,072	1,107	1,114	1,437	2,263	14,828

Initial Capital	$ M	608	143	465
Sustaining Capital	$ M	489	-	-	46	40	41	41	37	29	33	46	46	32	27	20	18	13	11	7	2
Other Costs	$ M	153	-	-	11	10	12	11	12	12	12	13	12	12	10	8	7	5	3	1	0	30

All-In Sustaining Costs*	$ M	3,317	-	-	233	230	258	256	254	249	254	266	244	236	200	171	155	113	90	55	23	30
All-In Sustaining Costs	$/oz Au	1,339	-	-	1,288	1,375	1,351	1,426	1,263	1,229	1,267	1,299	1,309	1,252	1,214	1,287	1,321	1,335	1,697	2,656	16,597	-

*Costs includes by-product credits

Forward-looking Statements

This material change report contains certain “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the Project, including the potential extension of operations at Camino Rojo and creation of a multi-decade mining complex, growth potential and the timing of a PFS; Mineral Reserve and Mineral Resource estimates; development of the Project, including an exploration ramp and the cost and timing thereof; permitting approvals; the results of the PEA, including projected NPV, IRR, production, processing, grades, recovery, revenue, costs, taxes, sensitivities, cash flows, mine life, payback periods, the concentrate market and other similar information; exploration strategy and goals; metal prices, including gold, silver and zinc; and the Company’s goals and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future prices of gold, silver and zinc; anticipated costs and the Company’s ability to fund the development of the Project and its other programs; the PEA; the Company’s ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company’s ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company’s credit facility will be met; the timing and results of drilling programs; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; the discovery of Mineral Resources and Mineral Reserves on the Company’s mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for Camino Rojo and the exploration ramp; the timing of cash flows; the costs of operating and exploration expenditures; the Company’s ability to operate in a safe, efficient, and effective manner; the Company’s ability to obtain financing as and when required and on reasonable terms; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of Mineral Resources and Mineral Reserves; risks related to the Company’s indebtedness and gold prepayment; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; tailings risks; reclamation costs; environmental and other regulatory requirements; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company’s limited operating history; litigation risks; the Company’s ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; risks related to the Company’s foreign subsidiaries; risks related to the Company’s accounting policies and internal controls; the Company’s ability to satisfy the requirements of Sarbanes–Oxley Act of 2002; enforcement of civil liabilities; the Company’s status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; gold industry concentration; shareholder activism; other risks associated with executing the Company’s objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2025, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

Non-GAAP Measures

The Company has included herein certain performance measures (“non-GAAP measures”) which are not specified, defined, or determined under generally accepted accounting principles (“GAAP”). These non-GAAP measures are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, we use such measures to provide additional information, and readers should not consider these non-GAAP measures in isolation or as a substitute for measures of performance prepared in accordance with GAAP. As the Project is not in production, it does not have historical non-GAAP financial measures nor historical comparable measures under IFRS, and therefore the foregoing prospective non-GAAP financial measures or ratios may not be reconciled to the nearest comparable measures under IFRS.

All-In Sustaining Cost

The Company has provided AISC performance measures that reflect all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company’s definition conforms to the AISC definition as set out by the World Gold Council in its guidance dated November 14, 2018. Orla believes that this measure is useful to market participants in assessing operating performance and the Company’s ability to generate cash flow from operating activities.

Cash Costs

The Company calculated total cash costs as the sum of operating costs, royalty costs, production taxes, refining and shipping costs, net of by-product silver credits. Cash costs per ounce is calculated by taking total cash costs and dividing such amount by payable gold ounces. While there is no standardized meaning of the measure across the industry, the Company believes that this measure is useful to external users in assessing operating performance.

Sustaining Capital

Sustaining capital expenditure is a supplementary financial measure and defined as cash-basis expenditures which maintain operations and sustain production levels.

Cautionary Note to U.S. Readers

This material change report has been prepared in accordance with Canadian standards for the reporting of Mineral Resource and Mineral Reserve estimates, which differ in some material respects from the disclosure requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “Mineral Reserve”, “Proven Mineral Reserve”, “Probable Mineral Reserve”, “Inferred Mineral Resources”, “Indicated Mineral Resources”, “Measured Mineral Resources” and “Mineral Resources” used or referenced in this material change report are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the CIM Definition Standards. The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the SEC’s disclosure rules for domestic United States issuers (the “SEC Rules”), including the requirements of the SEC in Regulation S-K Subpart 1300 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, the Company is not required to provide disclosure on its mineral properties under the SEC Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, Mineral Reserve and Mineral Resource information and other technical information contained or incorporated by reference herein or documents incorporated by reference may not be comparable to similar information disclosed by United States companies subject to the SEC’s reporting and disclosure requirements for domestic United States issuers.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty of Measured Mineral Resources, Indicated Mineral Resources or Inferred Mineral Resources, these Mineral Resources may never be upgraded to Proven Mineral Reserves and Probable Mineral Reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of the Company’s Measured Mineral Resources, Indicated Mineral Resources or Inferred Mineral Resources constitute or will be converted into Mineral Reserves or are or will be economically or legally mineable.